Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges

	Six Months	Years Ended December 31,
(Dollars In thousands)	Ended June 30, 2016	2015	2014	2013	2012	2011
Fixed Charges
Interest expense, excluding deposits	$1,736	$2,285	$634	$532	$825	$847
Estimate of interest in rental expense	9	13	9	11	17	22
Preferred stock dividends (1)	—	192	162	158	203	299
Total Fixed Charges	$1,745	$2,490	$805	$701	$1,045	$1,168
Earnings
Income before provision for taxes	$8,560	$13,871	$6,737	$7,345	$1,871	$3,201
Add: fixed charges	1,745	2,490	805	701	1,045	1,168
Total earnings	$10,305	$16,361	$7,542	$8,046	$2,916	$4,369
Ratio of earnings to fixed charges, excluding interest on deposits	5.91	6.57	9.37	11.48	2.79	3.74

(1)	Preferred stock dividends used in the ratio consist of the amount of pre-tax earnings required to pay the dividends on outstanding preferred stock.

	Six Months	Years Ended December 31,
(Dollars In thousands)	Ended June 30, 2016	2015	2014	2013	2012	2011
Fixed Charges
Interest expense, including deposits	$5,438	$7,966	$3,929	$2,765	$3,192	$2,870
Estimate of interest in rental expense	9	13	9	11	17	22
Preferred stock dividends (1)	—	192	162	158	203	299
Total Fixed Charges	$5,447	$8,171	$4,100	$2,934	$3,412	$3,191
Earnings
Income before provision for taxes	$8,560	$13,871	$6,737	$7,345	$1,871	$3,201
Add: fixed charges	5,447	8,171	4,100	2,934	3,412	3,191
Total earnings	$14,007	$22,042	$10,837	$10,279	$5,283	$6,392
Ratio of earnings to fixed charges, including interest on deposits	2.57	2.70	2.64	3.50	1.55	2.00

(1)	Preferred stock dividends used in the ratio consist of the amount of pre-tax earnings required to pay the dividends on outstanding preferred stock.